Exhibit 99.2

Precision Drilling Trust
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
		March 31,	December 31,
(Stated in thousands of Canadian dollars)		2009	2008

ASSETS
Current assets:
Cash		$129,833	$61,511
Accounts receivable		457,707	601,753
Income tax recoverable		10,657	13,313
Inventory		10,377	8,652
		608,574	685,229
Income tax recoverable	(note 4)	58,055	58,055
Property, plant and equipment, net of accumulated depreciation		3,324,319	3,243,213
Intangibles		5,244	5,676
Goodwill		857,724	841,529

		$4,853,916	$4,833,702
LIABILITIES AND UNITHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities		$185,550	$270,122
Distributions payable		–	20,825
Current portion of long-term debt	(note 5)	55,541	48,953
		241,091	339,900
Long-term liabilities		25,450	30,951
Long-term debt	(note 5)	1,177,215	1,368,349
Future income taxes		770,951	770,623
		2,214,707	2,509,823
Contingencies	(note 8)
Subsequent events	(note 11)
Unitholders’ equity:
Unitholders’ capital	(note 3)	2,566,533	2,355,590
Contributed surplus		1,543	998
Retained earnings (deficit)		2,941	(48,068)
Accumulated other comprehensive income	(note 6)	68,192	15,359
		2,639,209	2,323,879
		$4,853,916	$4,833,702
See accompanying notes to consolidated financial statements

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Precision Drilling Trust

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT) (UNAUDITED)

		Three months ended March 31,
(Stated in thousands of Canadian dollars, except per unit amounts)		2009	2008

Revenue		$448,445	$342,689
Expenses:
Operating		253,761	176,190
General and administrative		25,297	19,152
Depreciation and amortization		43,949	24,367
Foreign exchange		32,491	(1,258)
Interest:
Long-term debt		38,698	2,235
Other		63	46
Income		(91)	(85)
Earnings before income taxes		54,277	122,042
Income taxes:	(note 4)
Current		8,661	2,652
Future (reduction)		(11,801)	13,124
		(3,140)	15,776
Net earnings		57,417	106,266
Retained earnings (deficit), beginning of period		(48,068)	(126,110)
Distributions declared		(6,408)	(49,046)
Retained earnings (deficit), end of period		$2,941	$(68,890)
Earnings per unit:	(note 9)
Basic		$0.32	$0.85
Diluted		$0.30	$0.84

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2009	2008

Net earnings	$57,417	$106,266
Unrealized gain recorded on translation of assets
and liabilities of self-sustaining operations
denominated in foreign currency	52,833	–

Comprehensive income	$110,250	$106,266

See accompanying notes to consolidated financial statements.

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Precision Drilling Trust
CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)
		Three months ended March 31,
(Stated in thousands of Canadian dollars)		2009	2008

Cash provided by (used in):
Operations:
Net earnings		$57,417	$106,266
Adjustments and other items not involving cash:
Long-term compensation plans		(2,524)	(469)
Depreciation and amortization		43,949	24,367
Future income taxes		(11,801)	13,124
Amortization of debt issue costs		6,281	–
Foreign exchange gain (loss) on long-term monetary items		34,682	(22)
Changes in non-cash working capital balances		73,592	(85,959)
		201,596	57,307
Investments:
Purchase of property, plant and equipment		(74,922)	(23,468)
Proceeds on sale of property, plant and equipment		5,942	1,303
Increase in income tax recoverable	(note 4)	–	(55,185)
Changes in non-cash working capital balances		(12,375)	(904)
		(81,355)	(78,254)
Financing:
Increase in long-term debt		141,621	93,681
Repayment of long-term debt		(362,539)	–
Financing costs on long-term debt		(14,753)	–
Distributions paid		(27,233)	(69,167)
Issuance of trust units, net of issue costs		206,890	–
Change in non-cash working capital balances		1,700	–
Change in bank indebtedness		–	(3,567)
		(54,314)	20,947
Effect of exchange rate changes on cash and cash equivalents		2,395	–
Increase in cash and cash equivalents		68,322	–
Cash and cash equivalents, beginning of period		61,511	–
Cash and cash equivalents, end of period		$129,833	$–

See accompanying notes to consolidated financial statements.

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Precision Drilling Trust

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except unit numbers)

NOTE 1. BASIS OF PRESENTATION

These interim financial statements for Precision Drilling Trust (the “Trust”) were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Trust's consolidated audited financial statements for the year ended December 31, 2008 except as noted below. These interim financial statements conform in all material respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures. As a result, these interim financial statements should be read in conjunction with the Trust's consolidated audited financial statements for the year ended December 31, 2008.

Effective January 1, 2009 the Trust adopted new Canadian accounting standards relating to goodwill and intangible assets (Section 3064). This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section did not have an impact on the consolidated financial statements.

NOTE 2. SEASONALITY OF OPERATIONS

The Trust has operations that are carried on in Canada which represent approximately 35% (2008 - 92%) of consolidated total assets as at March 31, 2009 and 47% (2008 - 92%) of consolidated revenue for the three months ended March 31, 2009. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring break-up" has a direct impact on the Trust's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally the Trust’s slowest time.

NOTE 3. UNITHOLDERS’ CAPITAL

(a)	Authorized - unlimited number of voting Trust units
- unlimited number of voting exchangeable LP units

(b)	Units issued:

Trust units	Number	Amount

Balance, December 31, 2008	160,042,065	$2,353,843
Issued February 18, 2009,net of costs and related tax effect	46,000,000	210,943
Issued on retraction of exchangeable LP units	23,021	265
Balance March 31, 2009	206,065,086	$2,565,051

Exchangeable LP units	Number	Amount

Balance, December 31, 2008	151,583	$1,747
Redeemed on retraction of exchangeable LP units	(23,021)	(265)
Balance March 31, 2009	128,562	$1,482

Summary	Number	Amount

Trust units	206,065,086	$2,565,051
Exchangeable LP units	128,562	1,482
Unitholders’capital	206,193,648	$2,566,533

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NOTE 4. INCOME TAXES

Currently, the Trust incurs taxes to the extent that there are certain provincial capital taxes or state franchise taxes, as well as taxes on any taxable income, of its underlying subsidiaries. Future income taxes arise from the differences between the accounting and tax basis of the Trust's and its subsidiaries' assets and liabilities.

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates. A reconciliation of the difference at March 31 is as follows:

Three months ended March 31,	2009	2008

Earnings before income taxes	$46,977	$122,042
Federal and provincial statutory rates	29%	30%

Tax at statutory rates	$13,623	$36,613
Adjusted for the effect of:
Non-deductible expenses	3,686	(226)
Income taxed at lower rates	(22,819)	–
Income to be distributed to unitholders, not subject to tax in the Trust	(1,444)	(22,884)
Other	3,814	2,273
Income tax expense (reduction)	$(3,140)	$15,776
Effective income tax rate	(7)%	13%

The Trust received Notices of Reassessment in 2008 from a provincial taxing authority related to certain subsidiaries' taxation years ending in 2001 through 2004. As a result of the notices, the Trust was required to pay $37.7 million in taxes and $20.4 million in assessed interest. The reassessments relate to the treatment of interest in certain provincial tax filings. The Trust is in the process of challenging these reassessments. The Trust anticipates that the dispute will not be resolved within one year and has recorded the amount paid as a long-term receivable. No amounts related to the $58.1 million in reassessments have been expensed.

NOTE 5. LONG-TERM DEBT
	March 31,	December 31
	2009	2008

Secured facility:
Term Loan A	$410,631	$489,215
Term Loan B	583,646	489,840
Revolving credit facility	110,103	107,981
Unsecured facility	296,147	168,352
Unsecured convertible notes:
3.75% notes	–	168,413
Floating rate notes	–	152,801
	1,400,527	1,576,602
Less net unamortized debt issue costs	(167,771)	(159,300)
	1,232,756	1,417,302
Less current portion	(55,541)	(48,953)
	$1,177,215	$1,368,349

The Secured Facility has not yet been fully syndicated by the underwriting banks. As a result these banks retain certain provisions that are available prior to May 22, 2009 to facilitate syndication which may result in further increases in any or a combination of interest rates, original issue discounts or fees, all subject to certain market based indexing including the re-allocation of debt between the Term Loan A and Term Loan B and between the Term Loan A and B loans and the unsecured facility. During the quarter these provisions resulted in US$69.0 million ($87.0 million) being reallocated from the Term Loan A to the Term Loan B. The re-tranche of debt between Term Loan A and Term Loan B facilities led to additional debt issue costs through original issue discount of US$10.6 million ($12.9 million).

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During the quarter, holders of 3.75% Notes and Floating Rate Notes representing US$137.5 million and US$124.8 million, respectively accepted the purchase offer made pursuant to change in control provisions in the indenture agreements governing the notes. Precision was required to purchase these notes on March 24, 2009 at the principal balance plus accrued interest.

At March 31, 2009 principal repayments are as follows:
For the twelve month periods ended March 31,
2010	$55,541
2011	71,135
2012	76,332
2013	91,926
2014	373,559
Thereafter	732,034

NOTE 6. ACCUMULATED OTHER COMPREHENSIVE INCOME

Balance, December 31, 2008	$15,359
Unrealized foreign currency translation gains	52,833

Balance, March 31, 2009	$68,192

NOTE 7. UNIT BASED COMPENSATION PLANS

(a) Officers and Employees
Eligible participants of Precision’s Performance Savings Plan may elect to receive a portion of their annual performance bonus in the form of deferred trust units ("DTUs"). These notional units are redeemable in cash and are adjusted for each distribution to unitholders by issuing additional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. All DTUs must be redeemed within 60 days of ceasing to be an employee of Precision or by the end of the second full calendar year after the receipt of the DTUs. A summary of the DTUs outstanding under this unit based incentive plan is presented below:

Deferred Trust Units	Outstanding

Balance, December 31, 2008	83,435
Issued, including as a result of distributions	211,156
Redeemed on employee resignations and withdrawals	(874)

Balance, March 31, 2009	293,717

As at March 31, 2009 $ 1.1 million is included in accounts payable and accrued liabilities for outstanding DTUs. Included in net earnings for the three months ended March 31, 2009 is an expense recovery of $ 0.4 million (2008 -$0.6 million expense).

The Trust has a Unit Appreciation Rights ("UAR") plan. Under the plan eligible participants were granted UAR's that entitle the rights holder to receive cash payments calculated as the excess of the market price over the exercise price per unit on the exercise date. The exercise price of the UAR is reduced by the aggregate unit distributions paid or payable on Trust units from the grant date to the exercise date. The UAR's vest over a period of 5 years and expire 10 years from the date of grant. No amounts relating to the UAR plan have been recorded as compensation expense or accrued liability as at March 31, 2009 as the intrinsic value of the awards was nil.

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(b) Executive
In 2007 the Trust instituted a Deferred Signing Bonus Unit Plan for its Chief Executive Officer. Under the plan 178,336 notional DTUs were granted on September 1, 2007. The units are redeemable one-third annually beginning September 1, 2008 and are settled for cash based on the Trust unit trading price on redemption. The number of notional DTUs is adjusted for each distribution to unitholders by issuing additional notional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. As at March 31, 2009 $0.2 million is included in accounts payable and accrued liabilities and $0.2 million in long-term incentive plan payable for the 136,500 outstanding DTUs. Included in net earnings for the three months ended March 31, 2009 is an expense recovery of $0.9 million (2008 -$1.7 million expense).

(c) Non-management directors
In 2007 a deferred trust unit plan was established for non-management directors. Under the plan fully vested deferred trust units are granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred trust units. Distributions to unitholders declared by the Trust prior to redemption are reinvested into additional deferred trust units on the date of distribution. These deferred trust units are redeemable into an equal number of Trust units any time after the director's retirement. A summary of deferred trust units outstanding under this unit based incentive plan is presented below:

Number
Outstanding

Balance, December 31, 2008	54,543
Granted	114,717
Issued as a result of distributions	2,051

Balance, March 31, 2009	171,311

For the three months ended March 31, 2009 the Trust expensed $545,000 as unit based compensation, with a corresponding increase in contributed surplus.

NOTE 8. CONTINGENCIES

The business and operations of the Trust are complex and the Trust has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Trust’s interpretation of relevant tax legislation and regulations. The Trust’s management believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge the Trust’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Trust and the amount owed, with estimated interest but without penalties, could be up to $387 million, including $58 million recorded as a long-term receivable.

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NOTE 9. PER UNIT AMOUNTS

The following tables reconcile the net earnings and weighted average units outstanding used in computing basic and diluted earnings per unit:

Three months ended March 31,	2009	2008

Net earnings - basic	$57,417	$106,266
Impact of assumed conversion of convertible debt, net of tax	1,723	–

Net earnings – diluted	$59,140	$106,266

Three months ended March 31, (stated in thousands)	2009	2008

Weighted average units outstanding – basic	181,149	125,758
Effect of stock options and other equity compensation plans	76	19
Effect of convertible debt	15,586	–

Weighted average units outstanding – diluted	196,811	125,777

NOTE 10. SEGMENTED INFORMATION

The Trust operates primarily in Canada and the United States, in two segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, camp and catering services and manufacture, sale, and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, wastewater treatment units, and oilfield equipment rental.

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
Three months ended March 31, 2009	Services	Services	and Other	Eliminations	Total

Revenue	$389,879	$62,975	$–	$(4,409)	$448,445
Segment profit (loss)	117,956	13,561	(38,570)	–	92,947
Depreciation and amortization	37,963	4,993	993	–	43,949
Total assets	4,304,672	427,493	121,751	–	4,853,916
Goodwill	745,585	112,139	–	–	857,724
Capital expenditures	71,378	424	3,120	–	74,922

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
Three months ended March 31, 2008	Services	Services	and Other	Eliminations	Total

Revenue	$242,365	$104,720	$–	$(4,396)	$342,689
Segment profit (loss)	100,881	33,865	(10,508)	–	124,238
Depreciation and amortization	15,168	8,276	923	–	24,367
Total assets	1,370,904	471,542	77,499	–	1,919,945
Goodwill	172,440	108,309	–	–	280,749
Capital expenditures	19,603	3,772	93	–	23,468

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A reconciliation of segment profit to earnings from before income taxes is as follows:
Three months ended March 31,
(Stated in thousands of Canadian dollars)	2009	2008

Total segment profit	$92,947	$124,238
Add (deduct):
Interest:
Long-term debt	(38,698)	(2,235)
Other	(63)	(46)
Income	91	85
Earnings before income taxes	$54,277	$122,042

The Trust's operations are carried on in the following geographic locations:
				Inter-segment
Three months ended March 31, 2009	Canada	United States	International	Eliminations	Total
Revenue	$210,413	$232,308	$7,142	$(1,418)	$448,445
Total assets	1,716,078	3,072,433	65,405	–	4,853,916

				Inter-segment
Three months ended March 31, 2008	Canada	United States	International	Eliminations	Total
Revenue	$314,402	$26,544	$2,081	$(338)	$342,689
Total assets	1,766,333	150,025	3,587	–	1,919,945

NOTE 11. SUBSEQUENT EVENT

On April 20, 2009 Precision announced a series of financing transactions with a third party to raise approximately $280 million through a combination of issuing senior unsecured notes, the sale of 35 million Trust units and issuance of 15 million purchase warrants. In addition the Trust intends to initiate a Rights Offering for approximately $103 million that will allow unitholders, to purchase Trust units at a price of $3 per unit in their proportionate ownership. The funds are to be used to refinance and restructure certain debt incurred in the acquisition of Grey Wolf, Inc.

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Precision Drilling Trust
UNITHOLDER INFORMATION

STOCK EXCHANGE LISTINGS	ACCOUNT QUESTIONS
Units of Precision Drilling Trust are listed on the	Precision’s Transfer Agent can help you with a variety
Toronto Stock Exchange ("TSX") under the trading	of unitholder related services, including:
symbol PD.UN and on the New York Stock Exchange
("NYSE") under the trading symbol PDS.	■ Change of address
■ Lost unit certificates
Q1 2009 TRADING PROFILE	■ Transfer of units to another person
Toronto (TSX: PD.UN)	■ Estate settlement
High: $10.44
You can contact Precision’s Transfer Agent at:
Low: $2.51
Close: $3.38	Computershare Trust Company of Canada
Volume Traded: 92,547,812	100 University Avenue, 9th Floor, North Tower
Toronto, Ontario M5J 2Y1
New York (NYSE: PDS)	Canada
High: US$8.54	Telephone: 1-800-564-6253
Low: US$2.00	(toll free in Canada and the United States)
Close: US$2.68
Volume Traded: 165,934,037	1-514-982-7555
(international direct dialing)
TRANSFER AGENT AND REGISTRAR	Email: service@computershare.com
Computershare Trust Company of Canada
Calgary, Alberta	ONLINE INFORMATION
To receive news releases by email, or to view this
TRANSFER POINT	interim report online, please visit the Trust’s website at
Computershare Trust Company NA	www.precisiondrilling.com and refer to the Investor
Denver, Colorado	Relations section. Additional information relating to
the Trust, including the Annual Information Form,
Annual Report and Management Information Circular
has been filed with SEDAR and is available at
www.sedar.com.

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Precision Drilling Trust

CORPORATE INFORMATION

HEAD OFFICE	OFFICERS
Precision Drilling Trust	Kevin A. Neveu
4200, 150 - 6th Avenue SW	President and Chief Executive Officer
Calgary, Alberta, Canada T2P 3Y7	Joanne L. Alexander
Telephone: 403-716-4500	Vice President, General Counsel and Corporate Secretary
Facsimile: 403-264-0251
Email: info@precisiondrilling.com	David J. Crowley
President, U.S. Operations
www.precisiondrilling.com
Kenneth J. Haddad
TRUSTEES	Vice President, Business Development
Robert J. S. Gibson	Darren J. Ruhr
Allen R. Hagerman, FCA	Vice President, Corporate Services
Patrick M. Murray
Gene C. Stahl
President, Canadian Operations
DIRECTORS
Frank M. Brown	Douglas J. Strong
Chief Financial Officer
William T. Donovan
W.C. (Mickey) Dunn	David W. Wehlmann
Brian A. Felesky, CM, Q.C.	Executive Vice President, Investor Relations
Robert J. S. Gibson
Allen R. Hagerman, FCA	LEAD BANK
Stephen J.J. Letwin	Royal Bank of Canada
Patrick M. Murray	Calgary, Alberta
Kevin A. Neveu
Frederick W. Pheasey	AUDITORS
Robert L. Phillips	KPMG LLP
Trevor M. Turbidy	Calgary, Alberta

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